Exhibit 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

     15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 Fax No. (604) 684-8092

     INFORMATION CIRCULAR
as at January 17, 2014, except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Quartz Mountain Resources Ltd. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on February 24, 2014 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Quartz Mountain Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.
Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (“BCA”), as amended, its directors and its executive officers are residents of Canada and a substantial portion of the assets of such persons and a portion of the assets of the Company are located outside of the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed January 17, 2014 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company trade on the TSX Venture Exchange (the “TSXV”). As of January 17, 2014, there were 27,299,513 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There were no Preferred Shares issued or outstanding as at January 17, 2014.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at January 17, 2014.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended July 31, 2013, together with the management’s discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions in British Columbia, Alberta and Ontario on October 23, 2013 and are available on www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table and accompanying biographical information sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 17, 2014.

Name of Nominee;
Current Position with the Company and	Period as a Director of the	Common Shares Beneficially
Province and Country of Residence	Company	Owned or Controlled (1)
Ronald W. Thiessen	Since December 30, 2011	2,080,514 (5)
President, Chief Executive Officer and Director		60,000 options (6)
British Columbia, Canada
Scott D. Cousens (3)	Since November 22, 2012	147,177
Chairman and Director		60,000 options (6)
British Columbia, Canada
Robert A. Dickinson	Since December 30, 2011	2,171,730 (7)
Director		60,000 options (6)
British Columbia, Canada
Gordon J. Fretwell (2) (3) (4)	Since January 30, 2003	Nil
Director		60,000 options (6)
British Columbia, Canada
James Kerr (2) (3) (4)	Since December 30, 2011	88,000
Director		60,000 options (6)
British Columbia, Canada
David Mordant (2) (4)	Since December 30, 2011	107,000
Director		60,000 options (6)
British Columbia, Canada

Note:

1.	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

2.	Member of the Audit and Risk Committee.

3.	Member of the Compensation Committee.

4.	Member of the Nominating and Governance Committee.

5.	415,939 of these Common Shares are registered in the name of Thiessen Family Trust.

6.	Options to purchase Common Shares at $0.45 per share expiring on January 18, 2017.

7.	1,374,771 of these Common Shares are registered in the name of United Mineral Services Ltd.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

Ronald W. Thiessen (1952), President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies. He focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Scott D. Cousens (1964), Chairman and Director

Mr. Cousens provides management and financial services to a number of publicly traded companies associated with Hunter Dickinson Inc. His focus for the past 20 years has been the development of relationships within the international investment community. Substantial financings, and subsequent corporate success, have established strong ties with North American, European and Middle Eastern investors. Mr. Cousens is also the Director of Capital Finance for Hunter Dickinson Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	February 2012
	Director	May 2012	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson (1948), B.Sc., M.Sc. – Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI, as well as a director and member of the management team of a number of the public companies associated with HDI. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum and is a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation	Director and Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Heatherdale Resources Ltd.	Director	November 2009	Present

Company	Positions Held	From	To
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Gordon J. Fretwell (1953), B.Comm., LLB – Director

Mr. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Bell Copper Corporation	Secretary	March 2001	May 2011
	Director	June 2001	April 2011
Benton Resources Corp.	Director	July 2003	Present
	Secretary	December 2003	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Copper Ridge Explorations Inc.	Director/Secretary	September 1999	August 2009
Coro Mining Corporation	Director	June 2009	Present
Coro Resources Corp.	Director	January 2009	Present
Curis Resources Ltd.	Director	January 2011	Present
CVC Cayman Venture Corp.	Director	July 2010	November 2010
Frontera Copper Corporation	Director	February 2009	June 2009
Golden Dory Resources Corp.	Secretary	August 2008	Present
ICN Resources Ltd.	VP of Legal Services	December 2000	March 2009
	Secretary	March 2009	August 2010
	Director	July 2004	March 2009
International Royalty Corporation	Director	June 2003	February 2010
	Secretary	June 2003	February 2010
Asanko Gold Inc.	Director	February 2004	Present

Company	Positions Held	From	To
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
	Secretary	January 2003	December 2011
Rare Earth Metals Inc.	Secretary	December 2009	Present

James Kerr (1945), Director

Mr. Kerr holds a B.A. degree and graduated from the University of British Columbia in 1968. Mr. Kerr is a Chartered Accountant and was a partner at KPMG, a national accounting firm, until his retirement in 2007. Mr. Kerr has extensive experience in public practice, and is actively involved with audit committees of mining and energy companies, providing advice on accounting and compliance issues based on a risk management approach.

Mr. Kerr is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Director	November 2010	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present

David Mordant (1944), Director

Mr. Mordant is the retired founder and CEO of an agricultural commodities trading business that was sold to a listed company. He has focused on commodity and stock market trading in local and international markets since 2002 and has been a guest commentator on CNBC on commodities and stocks.

Mr. Mordant is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	December 2011	Present

Corporate Cease Trade Orders or Bankruptcies

Within the last 10 years before the date of this Information Circular, except as disclosed below, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

In September, 2012, Great Basin Gold Ltd. ("GBG"), a company for which Ronald W. Thiessen was a director at the time, filed for creditor protection under the Companies Creditors Arrangement Act ("CCAA") in Canada. As well, GBG's principal South African subsidiary, Southgold Exploration (Pty) Ltd. ("Southgold"), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to these insolvency proceedings at the time Mr. Thiessen resigned from the board of directors.

Gordon J. Fretwell was a director of Pine Valley Corporation, which during the year following Mr. Fretwell’s resignation, filed for creditor protection under the CCAA in October 2006.

APPOINTMENT OF AUDITOR

Davidson and Company LLP, Chartered Accountants, 1200-609 Granville Street, Vancouver, British Columbia, V7Y 1G6 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor. Such disclosure is set forth below.

Audit and Risk Committee’s Charter

The function of the Audit and Risk Committee is to oversee the employment and compensation of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also assists the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

The Audit and Risk Committee has a charter that sets out its mandate and responsibilities, which is contained in Appendix 6 of the Corporate Governance Policies and Procedures Manual (the “Manual”) (available for download from the Company’s website under Corporate Governance at www.quartzmountainresources.com).

Composition of Audit and Risk Committee

The members of the Audit and Risk Committee are James Kerr, David Mordant and Gordon J. Fretwell. All Audit and Risk Committee members are financially literate and no Audit and Risk Committee members are officers, employees or Control Persons of the Company. Mr. Kerr is a Chartered Accountant, and hence a financial expert.

Relevant Education and Experience

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

James Kerr is a Chartered Accountant and was a partner at KPMG, a national accounting firm, until his retirement in 2007. He has extensive experience in public practice, and actively involved with audit committees of mining and energy companies, providing advice on accounting and compliance issues based on a risk management approach. Gordon Fretwell is an experienced securities lawyer and David Mordant is an experienced businessman with corporate finance experience. See disclosure under “Election of Directors -Biographical Information” above.

Audit and Risk Committee Oversight

The Audit and Risk Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP.

Reliance on Certain Exemptions

The Company’s auditor, Davidson & Company LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit and Risk Committee for approval prior to the beginning of any such services. The Audit and Risk Committee considers such requests, and, if acceptable to a majority of the Audit and Risk Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the United States Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company LLP to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP for professional services in the last two fiscal years are outlined in the following table.

Nature of Services	Year Ended July 31, 2013	Year Ended July 31, 2012
Audit Fees (1)	$ 32,750	$ 32,750
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	$ 4,700	$ 10,000
All Other Fees (4)	Nil	Nil
Total	$ 37,450	$ 42,750

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

Exemption

The Company is a "venture issuer" as defined in NI 52-110, and is relying upon the exemption set forth in section 6.1 of NI 52-110 with respect to Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Company’s Manual. The Manual mandates the Board to: (i) oversee management of the Company in the best interests of the Company and its shareholders; (ii) exercise business judgment in discharging their fiduciary duties of care, loyalty and candour to the Company; (iii) understand the Company and its business, properties, risks and prospects; (iv) establish effective systems for the periodic and timely reporting to the Board on important matters concerning the Company; (v) establishing policies to protect the Company’s confidential and proprietary information; and (vi) preparing for an attending meetings of the Board and its committees. The Manual also includes written charters for each committee of the Board and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, the Manual encourages but does not require continuing education for all the Company’s directors and requires the Company to provide directors with suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways, including by holding regular meetings without the presence of management, by retaining independent consultants, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The independent members of the Board are Gordon J. Fretwell, James Kerr and David Mordant. The non-independent directors are Ronald W. Thiessen (President and Chief Executive Officer), Scott D. Cousens (Chairman), and Robert A. Dickinson (former Chairman and a director of HDSI).

All directors, independent and non-independent, except Mr. Mordant serve on other boards of directors of other publicly traded companies associated with a private management company, Hunter Dickinson Services Inc. ("HDSI"). Messrs. Thiessen, Cousens and Dickinson are directors of HDSI. HDSI is a private company which provides technical, geological, accounting and administrative services to several publicly traded resource companies. HDSI employs members of the executive management of these companies (of which the Company is one) and HDSI, in turn, invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, pursuant to annually set rates.

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board members and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Other Directorships

See the section entitled “Election of Directors - Biographical Information” above which provides details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s activities and the expectations of directors and receive an orientation commensurate with their previous experience on the Company’s properties and on the responsibilities of being a director. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Manual which deals with issues concerning ethical conduct and insists that all members of management of the Company, and all employees adhere to this code. The Code of Ethics can be viewed as Appendix 4 to the Manual available via the internet at www.quartzmountainresources.com. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board and the Nominating and Governance Committee considers the size of the Board each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee consists of Gordon Fretwell, James Kerr and David Mordant. The Nominating and Governance Committee is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Nominating and Governance Committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the CFO, and overseeing the evaluation of the Board and Senior Management. The specific duties of the Nominating and Governance Committee are prescribed in the Nominating and Governance Committee Charter, which is set out as Appendix 8 to the Manual available via the internet at www.quartzmountainresources.com.

Compensation

On February 22, 2013, the Board appointed a Compensation Committee whose members are Robert Dickinson, Gordon Fretwell and James Kerr. The Compensation Committee determines compensation for the directors and CEO, and its specific duties are prescribed in the Compensation Committee Charter, which is set out as Appendix 7 to the Manual available via the internet at www.quartzmountainresources.com. See “Statement of Executive Compensation” below for more information concerning the Compensation Committee.

Other Board Committees

There are no committees of the Board other than the Audit and Risk Committee, the Compensation Committee and the Nominating and Governance Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit and Risk Committee, Compensation Committee and the Nominating and Governance Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year end.

Ronald W. Thiessen (President and CEO), Michael Lee (CFO), Rene G. Carrier (former President and CEO), Simon Beller (former CFO), Lena Brommeland (Executive Vice President) and Paul Mann (former Principal Accounting Officer) are each a Named Executive Officer (a “NEO”) of the Company for the purposes of the following disclosure.

Option-Based Awards

See disclosure under heading “Securities Authorized for Issuance Under Equity Compensation Plans.

Summary Compensation Table for NEOs

The compensation paid to the NEOs during the Company’s three most recently completed financial years of July 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

					Non-equity incentive
					plan compensation
			Share-	Share-		Long
Name and			based	based	Annual	term		All other	Total
principal		Salary	awards	awards	incentive	incentive	Pension	compen-	compen-
position	Year	($)	($)	($) (7)	plans ($)	plans ($)	value ($)	sation ($)	sation ($)
Ronald W. Thiessen (1) President and CEO	2013	60,596	Nil	Nil	Nil	Nil	Nil	Nil	60,596
	2012	38,354	Nil	22,188	Nil	Nil	Nil	Nil	60,542
Michael Lee (2) CFO	2013	41,733	Nil	Nil	Nil	Nil	Nil	Nil	41,733

Lena Brommeland (3)	2013	37,728	Nil	Nil	Nil	Nil	Nil	Nil	37,728
Executive Vice President
Rene Carrier (4) Former President and CEO	2012	Nil	Nil	31,063	Nil	Nil	Nil	Nil	31,063
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Simon Beller (5) Former CFO	2013	62,533	Nil	Nil	Nil	Nil	Nil	Nil	26,836
	2012	58,333	Nil	22,188	Nil	Nil	Nil	Nil	80,251
Paul Mann (6) Principal Accounting Officer	2012	12,850	Nil	6,152	Nil	Nil	Nil	Nil	19,002
	2011	6,580	Nil	Nil	Nil	Nil	Nil	Nil	6,580

Notes:

(1)	Mr. Thiessen was appointed President and CEO on December 30, 2011.

(2)	Mr. Lee was appointed CFO on February 22, 2013.

(3)	Ms. Brommeland was appointed Executive Vice President on February 22, 2013.

(4)	Mr. Carrier retired as President and CEO on December 30, 2011.

(5)	Mr. Beller was appointed as CFO on December 9, 2011, and resigned as CFO on February 22, 2013.

(6)	Mr. Mann retired as Principal Accounting Officer on December 9, 2011.

(7)

The options were granted pursuant to the Company’s Share Option Plan. For compensation purposes, the Black- Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: Expected life of 5 years; expected volatility of 118%; expected dividend yield of nil, and risk-free interest rate of 1.3%. The Black-Scholes grant date fair value for these awards granted was $0.37 per option, which represents 82% of the option exercise price.

Incentive Plan Awards

There were no share based awards granted to the Company’s NEOs during the year ended July 31, 2013.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at July 31, 2013, for each NEO.

		Option-based Awards
	Number of
	securities
	underlying			Value of unexercised
	unexercised	Option		in-the-money options
	options	exercise price	Option expiration	(1)
Name	(#)	($)	date	($)
Rob Thiessen	60,000	0.45	January 18, 2017	Nil
President and CEO
Michael Lee	11,100	0.45	January 18, 2015	Nil
CFO
Simon Beller	60,000	0.45	January 18, 2017	Nil
Former CFO
Lena Brommeland	19,500	0.45	January 18, 2015	Nil
Executive Vice President

Note:

(1)

The value at July 31, 2013 is calculated by determining the difference between the closing price of the TSXV of the Common Shares on July 31, 2013 ($0.075 per Common Share) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended July 31, 2013, for each NEO:

	Option-based awards – Value	Non-equity incentive plan
	vested during the year (1)	compensation – value earned
Name	($)	during the year ($)
Ronald Thiessen, President and CEO	Nil	Nil
Michael Lee, CFO	Nil	Nil
Simon Beller, Former CFO	Nil	Nil
Lena Brommeland Executive Vice President	Nil	Nil

Note:

(1)

The amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at the date of exercise and the exercise or base price of the option under the option-based award on the vest date.

See “Securities Authorized under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Termination and Change of Control Benefits

There is no written employment contract between the Company and any NEO, all of whom have agreements with HDSI and are seconded to the Company. There are no contracts, agreements, plans or arrangements which provide for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in the NEO’s responsibilities.

Compensation Discussion and Analysis

Report on Executive Compensation

The Compensation Committee consists of Scott D. Cousens (Chairman), Gordon J. Fretwell and James Kerr.

Mr. Cousens (Chairman of the Compensation Committee) is a director of a number of public companies. Mr. Fretwell is also a director and serves on the Compensation Committee of Northern Dynasty Minerals and Curis Resources Limited. Mr. Kerr is an experienced chartered accountant and former partner of a multinational accounting and audit firm, and serves on the Board of several publicly traded mining companies. See further information under “Election of Directors - Biographical Information”.

These skills and experience that enable the committee to make decisions on the suitability of the Company's compensation policies and practices.

The function of the Compensation Committee is to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has a charter that sets out its mandate and responsibilities, which is contained in the Manual at Appendix 7 available via the internet at www.quartzmountainresources.com. In further of its purpose, the Compensation Committee has the following responsibilities and authority:

(a)

to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Compensation Committee shall review director compensation at least annually.

(b)

to annually review the Company's base compensation structure and the Company's incentive compensation, stock option and other equity based compensation programs and recommend changes in or additions in such structure and plans to Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	to recommend to the Board the range of increase or decrease in the annual base compensation for non- Officer personnel providing services to the Company.

(e)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

to periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	to provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	to administer the Company's stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j)	to recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Compensation Committee.

The Compensation Committee assists the Board in carrying out its responsibilities relating to executive and director compensation. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is no restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or a director. For the year ended July 31, 2013 no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications such as the PricewaterhouseCoopers Consulting Mining Industry Salary Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities. Compensation of the CEO is approved annually by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

Scott Cousens, Robert Dickinson and Ron Thiessen are directors of HDSI and do not serve the Company solely on a full-time basis. Simon Beller, Lena Brommeland, Michael Lee, and Paul Mann are employees of HDSI and do not serve the Company solely on a full-time basis. The compensation amounts shown in the compensation tables herein reflect the amounts paid directly by HDSI in respect of these individuals. Their compensation from the Company for time spent providing services is allocated based on estimated time incurred (based on timesheets or other reasonable estimates) as follows: 13% for Scott Cousens , 8% for Robert Dickinson, 8% for Ron Thiessen, 31% for Simon Beller, 16% for Lena Brommeland, and 34% for Michael Lee. David Mordant, Gordon Fretwell, and James Kerr are paid a set fee for their services as directors, and as members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Executive Compensation-Related Fees

The Company obtained salary and bonus information through its affiliation to the HDI group of companies, and compensation for such receipt of information was part of the overall management services rendered by HDSI to the Company. No compensation relating to executive compensation was paid directly to HDSI or any compensation consultants for the two most recently completed financial years. For further disclosure see heading – Management Contracts.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Bonus Compensation

There are currently no performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board will consider performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company's objective is to achieve certain strategic objectives and milestones such as the development of the Company’s projects. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

For the most recently completed financial year, there were no bonuses paid.

Equity Participation

The Company adopted a new share option plan which was dated for reference February 14, 2012 and subsequently approved by the Company’s shareholders. The share option plan was established to provide incentive to qualified persons to increase their proprietary interest in the Company, encourage the alignment of their interests with those of its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s share option plan. Options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

The Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Actions, Decisions or Policies Made After July 31, 2013

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Director Compensation

The compensation provided to the directors who were not NEOs for the Company’s most recently completed financial year of July 31, 2013 is:

				Non-
				equity
				incentive
		Share-	Option-	plan		All other
	Fees	based	based	compen-	Pension	compen-
Name	earned	awards	awards	sation	value	sation	Total
	($)	($)	($)	($)	($)	($)	($)
Scott D. Cousens (2) (3)	54,033	Nil	Nil	Nil	Nil	Nil	54,033
Robert A. Dickinson (2) (4) (5)	35,596	Nil	Nil	Nil	Nil	Nil	35,596
James Kerr (1) (5)	27,210	Nil	Nil	Nil	Nil	Nil	27,210
David Mordant (1) (5)	22,210	Nil	Nil	Nil	Nil	Nil	22,210
Gordon Fretwell (1)	27,210	Nil	Nil	Nil	Nil	Nil	27,210

Notes:

(1)

On January 1, 2013, independent director fees were increased so that they would receive an annual fee of $16,450 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member. Prior to January 1, 2013, independent directors received an annual fee of $15,750 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member.

(2)	Mr. Dickinson resigned as Chairman (however remained as a Director) on November 22, 2012. Mr. Cousens was appointed as Chairman on November 22, 2012.

(3)	Compensation for Mr. Cousens is paid through HDSI.

(4)	Compensation for Mr. Dickinson is paid through HDSI.

(5)

Messrs. Dickinson, Kerr, and Mordant, were appointed Directors of the Company effective December 30, 2011. The former Directors (Rene G. Carrier, Brian Causey and Barry Coughlan) ceased to be Directors on December 30, 2011 and received no compensation in their roles as Directors in the year ended July 31, 2012.

The following table sets out all option-based awards outstanding as at July 31, 2013 (the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

		Option-based Awards
	Number of
	securities
	underlying	Option		Value of
	unexercised	exercise		unexercised in-the-
Name	options	price	Option expiration date	money options (1)
	(#)	($)		($)
Scott D. Cousens	60,000	0.45	January 18, 2017	Nil
Robert A. Dickinson	60,000	0.45	January 18, 2017	Nil
Gordon J. Fretwell	60,000	0.45	January 18, 2017	Nil
James Kerr	60,000	0.45	January 18, 2017	Nil
David Mordant	60,000	0.45	January 18, 2017	Nil

Note:

(1)

The value at July 31, 2013 is calculated by determining the difference between the closing price of the TSXV of the Common Shares on July 31, 2013 ($0.075 per Common Share) and the exercise price of the options.

The following table sets out the value vested or earned under incentive plans during the financial year ended July 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based awards – Value	Non-equity incentive plan
	vested during the year (1)	compensation – value earned
Name	($)	during the year ($)
Scott D. Cousens	Nil	Nil
Robert A. Dickinson	Nil	Nil
Gordon J. Fretwell	Nil	Nil
James Kerr	Nil	Nil
David Mordant	Nil	Nil

Note:

(1)

The amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at the date of exercise and the exercise or base price of the option under the option-based award on the vest date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the February 14, 2012 share option plan (the “Plan”) which was previously approved by shareholders on March 15, 2012 and was last approved at the Company’s 2013 annual meeting held on February 22, 2013. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended July 31, 2013.

Equity Compensation Plan Information

Number of securities
remaining available
for future issuance
	Number of securities		under equity
	to be issued upon		compensation plans
	exercise of	Weighted-average	(excluding securities
	outstanding options	exercise price of	reflected in column
	(1)	outstanding options	(a)) (2)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	1,705,800	$ 0.45	1,024,151
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,705,800	$ 0.45	1,024,151

Notes:

(1)	As at January 17, 2014, an aggregate of 1,638,300 options were outstanding pursuant to the Company’s Plan.

(2)	As at January 17, 2014 an aggregate of 1,091,651 common shares remain available for issuance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended July 31, 2013, or has any interest in any material transaction in the current year other than as set out herein or has any interest in any material transaction in the current year or as of the date hereof other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

The Company has entered into a corporate services agreement with HDSI, 1500 – 1040 West Georgia Street, Vancouver, British Columbia, dated July 2, 2010. Certain directors and officers of the Company are also directors or employees of HDSI, namely Lena Brommeland, Robert Dickinson, Scott Cousens, Michael Lee and Ron Thiessen, who are all resident in British Columbia. HDSI is a private company that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties.

PARTICULARS OF MATTERS TO BE ACTED UPON

(A)	Alteration to Articles to Include Advance Notice Provisions

Introduction

The directors of the Company are proposing that the Articles of the Company be altered to include an advance notice provision (the “Advance Notice Provision”), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The full text of the proposed alteration of the Articles to include the Advance Notice Provision is set out in Schedule “A” to this Information Circular.

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

Subject only to the BCA and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive the time periods summarized above.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be “independent” of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in a standard form to be provided by the Company at any time on request) that such candidate for nomination, if elected as a director of the Company, will comply with all publicly disclosed code (s) of conduct, corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director or alternatively, such candidate shall notify the Company in writing with reasonable details as to which of such codes, policies, etc that the candidate does not intend to observe and the reasons why. The Company may publicly disclose such candidate’s notification.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provision: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) “Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each applicable provinces and territories of Canada.

Notwithstanding any other provision of the Advance Notice Provision, notice or any delivery given to the Corporate Secretary of the Company pursuant to the Advance Notice Provision may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Vote Required and Recommendation of the Board

Under the Articles and the BCA, the alteration of the Company’s Articles requires the approval of a simple majority of the votes cast in person or represented by proxy at the Meeting by the shareholders of the Company by an ordinary resolution. Accordingly, shareholders will be asked at the Meeting to vote on an ordinary resolution, the text of which is set forth below (the “Advance Notice Provision Resolution”), to approve the alteration of the Articles of the Company to include the Advance Notice Provision.

The Board has concluded that the Advance Notice Provision is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve an alteration of the Company’s Articles by voting FOR the Advance Notice Provision Resolution at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

"BE IT RESOLVED as an ordinary resolution that:

1. The Articles of the Company be altered by adding the text substantially as set forth in Schedule “A” to this Information Circular as and at Article 14.12 of the Articles;

2. The Company be authorized to revoke this ordinary resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interest of the Company to do so without further confirmation, ratification or approval of the shareholders; and

3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The Board recommends that shareholders vote in favour of the Advance Notice Provisions.

(B)	Share Option Plan

A number of Common Shares equal to ten (10%) percent of the issued and outstanding Common Shares in the capital stock of the Company from time to time are reserved for the issuance of stock options pursuant to the Company’s 2012 stock option plan dated for reference February 14, 2012 (the “Plan”). The Plan was approved by shareholders at the Company’s last annual general meeting held on February 22, 2013. As the Plan is a rolling plan, under TSXV policy, the Plan must be presented to shareholders for approval by ordinary resolution at every annual general meeting of the Company to authorize continuation of the Plan.

The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the CEO and CFO of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan also provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the Plan all options expire on a date not later than 10 years after the date of grant of an option.

The Board is of the view that the Plan provides the Company with flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

The Plan is subject to the following restrictions:

(a)

the Company must not grant an option to a director, employee, consultant, or consultant company (the “Service Provider”) in any 12 month period that exceeds 5% of the outstanding shares, unless the Company has obtained by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders’ meeting, excluding votes attaching to shares beneficially owned by insiders and their Associates (“Disinterested Shareholder Approval”);

(b)

the aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any 12 month period must not exceed 2% of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

(c)	the Company must not grant an option to a Consultant in any 12 month period that exceeds 2% of the outstanding shares calculated at the date of the grant of the option;

(d)

the number of optioned shares issued to insiders in any 12 month period must not exceed 10% of the outstanding shares (in the event that the Plan is amended to reserve for issuance more than 10% of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so; and

(e)	the exercise price of an option previously granted to an insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Plan;

(b)	options granted under the Plan are non-assignable, and non-transferable and are exercisable for a period of up to 10 years;

(c)	for options granted to Service Providers, the Company must ensure that the proposed optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

an option granted to any Service Provider will expire within 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the optionee at any time prior to expiry of the option), after the date the optionee ceases to be employed by or provide services to the Company, but only to the extent that such option was vested at the date the optionee ceased to be so employed by or to provide services to the Company;

(e)

if an optionee dies, any vested options held by him or her at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(f)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the Plan);

(h)

vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by, or continuing to provide services to, the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(i)

in the event of a Change of Control occurring, options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSXV (or NEX, as the case may be) for vesting requirements imposed by the policies of the TSXV; and

(j)

the Board reserves the right in its absolute discretion to amend within the allowable limits, suspend, terminate or discontinue the Plan with respect to all Plan shares in respect of options which have not yet been granted under the Plan.

A copy of the Plan is filed on SEDAR at www.sedar.com on July 18, 2012 and will also be made available for inspection at the Meeting. A shareholder may also obtain a copy of the Plan by contacting the Company at 604-684-6365. The above disclosure is qualified by the specific terms of the Plan.

Shareholder Approval

At the Meeting, shareholders will be asked to consider and vote on the ordinary resolution, as follows:

“RESOLVED that the Company’s 10% rolling Stock Option Plan, dated for reference February 14, 2012, be and is hereby ratified and approved until the next annual general meeting.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board recommends that shareholders vote in favour of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the audited financial statements for the year ended July 31, 2013, the auditor’s report and related management discussion and analysis, copies of which are filed on www.sedar.com. A copy of the Company’s most current interim financial statements and additional information may be obtained from www.sedar.com. For securityholders, a copy of the financial statements material is also available free of charge upon request from the Company’s Secretary at the office of the Company. Telephone number: (604) 684-6365. Fax number: (604) 684-8092. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, January 22, 2014.

BY ORDER OF THE BOARD

/s/ Ronald W. Thiessen

Ronald W. Thiessen

President and Chief Executive Officer

     SCHEDULE “A”
ALTERATION OF ARTICLES

Nomination of Directors

14.12

(a)

Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12 and (ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12 (e).

(c)	To be timely under §14.12 (b) (i), a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12 (c).

(d)	(To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company, under §14.12 (b) (i) must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in a standard form to be provided by the Company at any time on request) that such candidate for nomination, if elected as a director of the Company, will comply with all publicly disclosed code (s) of conduct, corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director or alternatively, such candidate shall notify the Company in writing with reasonable details as to which of such codes, policies, etc that the candidate does not intend to observe and the reasons why. The Company may publicly disclose such candidate’s notification.

(f)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this §14.12:

(i)

“Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)

“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)

“Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or  estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)

“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)

“Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)

“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h)

Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)

In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12 (c) or the delivery of a representation and agreement as described in §14.12 (e).